UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

First Quarter 2021 Results

On May 6, 2021, the Registrant announced its unaudited first quarter results for 2021, which are further described in the attached report.

Exhibit	Description

99.1	Press Release dated May 6, 2021

99.2	First Quarter 2021 Report

99.3	Transition & Amendment Agreement by and between the registrant and Gilead Sciences, Inc., effective as of April 3, 2021 #

99.4	Amendment 1 to the Subscription Agreement of 14 July 2019 Relating to Ordinary Shares in the registrant

#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Form 6-K.

The information contained in this Report on Form 6-K, including the exhibits, except for the quotes of Onno van de Stolpe and the quote of Bart Filius contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-230639) and S-8 (File Nos.  333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765 and 333-249416).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: May 11, 2021	/s/ Xavier Maes
Xavier Maes
Company Secretary